Exhibit 99.2

HOMERO DELBONI JR.

Senior Consultant
HDA Serviços S/S Ltda.

Alameda Casa Branca, 755, Cj. 161 - Jardim Paulista
São Paulo, SP Brazil 01408-001

CONSENT OF QUALIFIED PERSON

I, Homero Delboni, Jr., consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report”, (the “Technical Report”) with an effective date of 31st October 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated December 4th, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this January 16th, 2023.

/s/ “Homero Delboni, Jr.”
Homero Delboni, Jr.
B.E., M.Eng.Sc., Ph.D., MAusIMM - CP (Metallurgy),
MAusIMM #112813
Senior Consultant, Promon Engenharia